North American Financial Holdings, Inc.

9350 South Dixie Highway

Miami, Florida 33156

December 23, 2011

VIA EDGAR AND OVERNIGHT DELIVERY

Mr. Christian Windsor

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Re:	North American Financial Holdings, Inc.
Amendment No. 1 to the Registration Statement on Form S-4
Filed October 25, 2011
File No. 333-176726

Dear Mr. Windsor:

On behalf of North American Financial Holdings, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 2 (the “Amendment”) to the above-captioned Registration Statement on Form S-4 of the Company (the “Registration Statement”).

The Amendment reflects certain revisions of the Registration Statement in response to the comment letter dated October 28, 2011 from the staff of the Commission (the “Staff”). The Amendment also includes other changes that are intended to update, clarify and render more complete the information contained therein.

For the convenience of the Staff, each of the Staff’s comments is reproduced below and is followed by the corresponding response of the Company. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement. All page references in the responses set forth below refer to pages of the Amendment.

Prospectus Cover Page

1.	We note your response to comment 2 in our letter dated September 27, 2011. Please revise to disclose on the prospectus cover page the information contained in the first full paragraph on page 5.

Christian Windsor

U.S. Securities and Exchange Commission

Response: In response to the Staff’s comment, the Company has revised the cover page of the Amendment to disclose the information contained in the first full paragraph on page 5.

Exhibit 8.1

2.	The short-form opinion and the tax disclosure in the prospectus both must state clearly that the disclosure in the tax consequences section of the prospectus is the opinion of counsel. It is not sufficient for counsel to state that the disclosure in the tax consequences section of the prospectus “is accurate in all material respects.” Please arrange for counsel to revise accordingly. Refer to Section III.B.2 of Staff Legal Bulletin No. 19 (Oct. 14, 2011).

Response: In response to the Staff’s comment, the Company has included a revised form-of opinion as Exhibit 8.1 and revised page 63 of the Amendment to disclose that counsel will deliver an opinion to the Company to the effect that the merger will qualify for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code.

*    *    *    *    *    *

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hopes that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact David Shapiro at (212) 403-1314.

Sincerely,

/s/ Christopher G. Marshall
Christopher G. Marshall
Chief Financial Officer

cc:	David E. Shapiro, Esq.
Mark F. Veblen, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52 Street
New York, NY 10019